58:

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

146:

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

CHEMUNG FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

164024 10 1

(CUSIP Number)

_____________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rules pursuant to which this Schedule is filed:

(X)	Rule 13d-1(b)

( )	Rule 13d-1(c)

( )	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 164024 10 1

290:

1.	Chemung Financial Corporation E.I. No. 16-1237038

2	>

3.

4.	U.S.A. - State of New York

5.	28,248

6.	885,557

7.	27,069

8.	688,352

9.	913,805

10.

11.	23.05%

12.	HC

SCHEDULE 13G (Amendment No. 16)
Item 1(a)	Name of Issuer:
Chemung Financial Corporation
Item 1(b)	Address of Issuer's Principal Executive Offices:
One Chemung Canal Plaza Elmira, New York 14901
Item 2(a)	Name of Person Filing
Chemung Financial Corporation
Item 2(b)	Address of Principal Business Office or, if none, residence:
One Chemung Canal Plaza Elmira, New York 14901
Item 2(c)	Citizenship:
Organized in the State of New York
Item 2(d)	Title of Class of Securities:
Common Stock
Item 2(e)	CUSIP Number:
164024 10 1
Item 3	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	( )	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	( )	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	( )	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	( )	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	( )	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f)	( )	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g)	(X)	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h)	( )	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	( )	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	( )	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
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Item 4	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
913,805
(b)	Percent of class:
23.05% based on 3,964,228 shares outstanding on December 31, 2001, as reported by the issuer.
(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:	78,248

(ii)	shared power to vote or to direct the vote:	885,557
		nbsp;
(iii)	sole power to dispose or to direct the disposition of:	27,069

(iv)	shared power to dispose or to direct the disposition of:	688,352

Item 5	Ownership of Five Percent or Less of a Class:
NOT APPLICABLE

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The reporting person is a New York Bank Holding Company (herein referred to as Holding Company) and the owner of 100% of the issued and outstanding common stock of Chemung Canal Trust Company, a New York banking corporation (herein referred to as Bank). During the year 2001 said Bank in various fiduciary capacities acquired and disposed of shares of said Holding Company.

Among the holdings by the Bank are 380,712 shares of said Holding Company common stock held by the Bank as trustee of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan, a qualified Plan. The beneficiary participants of said Plan are employees of the Bank. Said holdings are further reported on a separate Schedule 13G filed by the Bank as Trustee of said Plan.

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Chemung Financial Corporation, the issuer and reporting person is filing this Schedule 13G as it may be deemed to be the indirect beneficial owner of shares of its common stock by reason of its ownership of 100% of the outstanding stock of Chemung Canal Trust Company, a Bank (BK; CUSIP Number - 164024 10 1). Attached hereto is a copy of Schedule 13G filed concurrently by said Chemung Canal Trust Company.

Item 8	Identification and Classification of Members of the Group:
NOT APPLICABLE

Item 9	Notice of Dissolution of Group:
NOT APPLICABLE

Item 10	Certification:
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b).

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

1348:

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2002.

1360: Signature: /s/Jerome F. Denton

Name/Title: Executive Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.